UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

HESS MIDSTREAM LP

(Exact name of the registrant as specified in its charter)

Delaware	001-39163	84-3211812
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1501 McKinney Street

Houston, Texas 77010

(Address of principal executive offices and zip code)

Michael J. Chadwick

Chief Financial Officer

(713) 496-4200

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, _________.

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The specified payment disclosure required by this Form is included in Exhibit 2.01 to this Form SD.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibits are filed as part of this report.

Exhibit number Description

2.01 Resource Extraction Payment Report

2.01(INS) XBRL Instance Document

2.01(SCH) XBRL Schema Document

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HESS MIDSTREAM LP
(Registrant)

By:	HESS MIDSTREAM GP LP, its General Partner

By:	HESS MIDSTREAM GP LLC, its General Partner

By:	/s/ Michael J. Chadwick	Date: September 25, 2025
Name:	Michael J. Chadwick
Title:	Chief Financial Officer